Offer by
Each of
Neuberger Berman California Intermediate Municipal Fund Inc.
Neuberger Berman Dividend Advantage Fund Inc.
Neuberger Berman Income Opportunity Fund Inc.
Neuberger Berman High Yield Strategies Fund
Neuberger Berman Intermediate Municipal Fund Inc.
Neuberger Berman New York Intermediate Municipal Fund Inc.
(each, a "Fund")

to Purchase for Cash
Up To 10% of Its
Outstanding Common Shares (as defined below)

May 1, 2009

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

We have been appointed to act as Depositary in connection with the offer by each of Neuberger Berman California Intermediate Municipal Fund Inc., Neuberger Berman Dividend Advantage Fund Inc., Neuberger Berman Income Opportunity Fund Inc., Neuberger Berman Intermediate Municipal Fund Inc. and Neuberger Berman New York Intermediate Municipal Fund Inc., each a Maryland corporation, to purchase for cash up to 10% of its outstanding shares of common stock, par value $0.0001 per share (the "Common Stock") and by Neuberger Berman High Yield Strategies Fund, a Delaware statutory trust, to purchase for cash up to 10% of its outstanding common shares of beneficial interest, no par value per share (together with the Common Stock, the "Common Shares"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 1, 2009 and the related Letter of Transmittal (which together constitute the "Offer"). The price to be paid for a Fund's Common Shares is an amount per share, net to the seller in cash, equal to 98% of the net asset value per share as determined by that Fund at the close of regular trading on the American Stock Exchange or New York Stock Exchange, as applicable, on May 29, 2009, or such later date to which the Offer is extended.

We are asking you to contact your clients for whom you hold Common Shares registered in your name (or in the name of your nominee) or who hold Common Shares registered in their own names. Please bring the Offer to their attention as promptly as possible.

For your information and for forwarding to your clients, we are enclosing the following documents:

1.     The Offer to Purchase dated May 1, 2009;

2.     Letter of Transmittal for your use and for the information of your clients, together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 providing information relating to backup federal income tax withholding;

3.     Notice of Guaranteed Delivery to be used to accept the Offer if the Common Shares and all other required documents cannot be delivered to the Depositary by the Expiration Date (as defined in the Offer to Purchase);

4.     A form of letter which may be sent to your clients for whose accounts you hold Common Shares registered in your name (or in the name of your nominee), with space provided for obtaining such clients' instructions with regard to the Offer; and

5.     A return envelope addressed to the Depositary.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, MAY 29, 2009, UNLESS THE OFFER IS EXTENDED.

The Offer is not being made to, nor will any Fund accept tenders from, holders of Common Shares in any jurisdiction in which the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

The Funds will not pay any fees or commissions to any broker or dealer or other person (other than the Information Agent or the Depositary as described in the Offer to Purchase) for soliciting tenders of Common Shares pursuant to the Offer. Each Fund will, however, upon request, reimburse you for reasonable and necessary costs and expenses incurred by you in forwarding any of the enclosed materials to your clients. The Funds will pay all stock or share transfer taxes applicable to its purchase of Common Shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase. However, backup withholding at a 28% rate may be required unless either an exemption is proved or the required taxpayer identification information and certifications are provided. See Section 4, "Procedures for Tendering Common Shares," of the Offer to Purchase.

In order to accept the Offer, a duly executed and properly completed Letter of Transmittal and any required signature guarantees, or an Agent's Message (as defined in the Offer to Purchase) in connection with a book-entry delivery of Common Shares, and any other required documents, should be sent to the Depositary by 12:00 Midnight, New York City time, on Friday, May 29, 2009.

As described in the Offer, if more than 10% of a Fund's outstanding Common Shares are duly tendered prior to the Expiration Date, that Fund will repurchase 10% of the Fund's outstanding Common Shares on a pro rata basis (after taking into account "odd lots" and with appropriate adjustment to avoid purchase of fractional Common Shares) upon the terms and subject to the conditions of the Offer. Your clients should carefully consider the economics involved when tendering Common Shares in the event that more than 10% of a Fund's Common Shares are tendered and not withdrawn, and that Fund purchases the tendered Common Shares on a pro rata basis (after taking into account "odd lots" and with appropriate adjustment to avoid purchase of fractional Common Shares).

No Fund nor any Board of Directors or Board of Trustees makes any recommendation to any holder of Common Shares as to whether to tender all or any Common Shares.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent or the undersigned at the addresses and telephone number set forth on the back cover of the Offer to Purchase.

Very truly yours,

Mellon Investor Services LLC

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU THE AGENT OF ANY FUND, THE INFORMATION AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE MATERIALS ENCLOSED HEREWITH AND THE STATEMENTS SPECIFICALLY SET FORTH IN SUCH MATERIALS.

J20210    05/09